# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEWS Corp, CIK 0001564708
CUSIP: 65249B208
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 1211 AVENUE OF THE AMERICAS, New York, New York (NY), 10036
Date of event which requires filing of this statement: 09/07/2025
Filed by CIK 0002084288
Persons authorized to receive notices and communications: Michaelle D. Rafferty, 4785 Caughlin Parkway, Reno, Nevada (NV), 89519, (775) 827-2000

## Reporting persons
- Cruden 2, LLC (CIK 0002084288): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,584,577; shared voting power 0; sole dispositive power 62,584,577; shared dispositive power 0; aggregate amount beneficially owned 62,584,577 (33.2% of the class)
  Comment: Cruden 2, LLC ("Cruden 2") is the sole manager of LGC Holdco, LLC ("LGC Holdco"), the owner of the Class B Shares (as defined below).
- LGC Holdco, LLC (CIK 0002082634): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 62,584,577; shared voting power 0; sole dispositive power 62,584,577; shared dispositive power 0; aggregate amount beneficially owned 62,584,577 (33.2% of the class)
  Comment: Cruden 2 is the sole manager of LGC Holdco.
- Michael Roberson (CIK 0002084785): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 62,584,577; sole dispositive power 0; shared dispositive power 62,584,577; aggregate amount beneficially owned 62,584,577 (33.2% of the class)
  Comment: The number of Class B Shares with shared voting and dispositive power represents the Class B Shares owned by LGC Holdco, and Cruden 2 is the sole manager of LGC Holdco. Mr. Roberson, as a managing director of Cruden 2 appointed by Lachlan K. Murdoch, has the sole authority to make decisions for Cruden 2 with respect to the voting and disposition of the Class A Shares (as defined below) and Class B Shares owned by LGC Holdco. See Item 5.
- Lachlan K. Murdoch (CIK 0001242818): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,464; shared voting power 62,584,577; sole dispositive power 1,464; shared dispositive power 62,584,577; aggregate amount beneficially owned 62,586,041 (33.2% of the class)
  Comment: The number of Shares with shared voting and dispositive power represents Shares owned by LGC Holdco, and Cruden 2 is the sole manager of LGC Holdco. Mr. Roberson, as a managing director of Cruden 2 appointed by Lachlan K. Murdoch, has the sole authority to make decisions for Cruden 2 with respect to the voting and disposition of the Class A Shares and Class B Shares owned by LGC Holdco. As a result, Mr. Murdoch may be deemed the beneficial owner of the Class A Shares and Class B Shares owned by LGC Holdco; however, Mr. Murdoch disclaims beneficial ownership of such shares. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock
Name of issuer: NEWS Corp
Address of issuer's principal executive offices: 1211 AVENUE OF THE AMERICAS, New York, New York (NY), 10036
Comment: This Schedule 13D is being filed by the Reporting Persons (as defined in Item 2(a) below) to report the acquisitions of beneficial ownership of shares of Class B common stock, par value $0.01 per share ("Class B Shares"), of News Corporation (the "Issuer") in connection with (i) the transfer of certain Class B Shares previously held by the Murdoch Family Trust (the "MFT") to LGC Holdco, LLC ("LGC Holdco") on September 7, 2025 and (ii) the completion of LGC Holdco's purchase of certain Class B Shares in a privately negotiated transaction on September 10, 2025.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Cruden 2, LLC ("Cruden 2"), LGC Holdco, Michael Roberson and Lachlan K. Murdoch (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address:
The business address of Cruden 2 and LGC Holdco is c/o Maupin, Cox & Legoy, 4785 Caughlin Pkwy, Reno, NV 89519.

The business address of Mr. Roberson is 30 Hassayampa Trl, Henderson, NV 89052.

The business address of Mr. Murdoch is c/o News Corporation, 1211 Avenue of the Americas, New York, New York 10036.
Present principal occupation or employment:
The principal business of Cruden 2 is the provision of fiduciary, financial and other related services.

The principal occupation of Mr. Roberson is attorney.

The principal occupation of Mr. Murdoch is serving as Chair of News Corporation and Executive Chair and Chief Executive Officer of Fox Corporation.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Cruden 2 is a Nevada limited liability company.

LGC Holdco is a Delaware limited liability company.

Mr. Roberson is a citizen of the United States.

Mr. Murdoch is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 6, 2025, the MFT transferred (i) approximately 50% of the shares of Class A common stock, par value $0.01 per share ("Class A Shares"), of the Issuer and approximately 50% of the Class B Shares held by the MFT to three trusts (collectively, the "Departing Member Trusts") established by the trustee of the MFT, one for the benefit of each of Prudence MacLeod, Elisabeth Murdoch and James Murdoch and their respective descendants and charitable organizations and (ii) the remaining Class A Shares and Class B Shares held by the MFT to three trusts (collectively, the "LGC Family Trusts") established by the trustee of the MFT, one for the benefit of each of Lachlan K. Murdoch, Grace Murdoch and Chloe Murdoch (collectively, the "Remaining Members") and their respective descendants and charitable organizations. On September 7, 2025, the LGC Family Trusts contributed such Class A Shares and Class B Shares to LGC Holdco, which is owned by the LGC Family Trusts and managed by Cruden 2.

On September 10, 2025, the Departing Member Trusts completed the sale of (i) 14,071,293 Class B Shares in an underwritten public offering (the "Underwritten Offering") for an aggregate net proceeds, before expenses, of approximately $450 million and (ii) 7,125 Class A Shares and 24,256,641 Class B Shares, along with 9,498 shares of Class A common stock and 34,268,895 shares of Class B common stock of Fox Corporation, in a series of transactions which resulted in LGC Holdco acquiring all of such shares, for an aggregate purchase price of approximately $1,990 million (the "Private Purchase"). LGC Holdco consummated the Private Purchase using contributions from its members and funds drawn under the collateralized loan agreement described in Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Persons initially acquired the Class B Shares for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other securityholders of the Issuer, or other third parties, including potential acquirers, from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical, industry and/or other advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including a merger, demerger, reorganization, business combination, acquisition or liquidation) involving the Issuer or any of its subsidiaries, including any public offer for all or part of the Issuer's securities; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases, contributions or similar transactions; the formation of joint ventures or other commercial partnerships or arrangements with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business, governance or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Additionally, the Reporting Persons may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. Furthermore, Mr. Murdoch also beneficially owns Class A Shares, and may acquire additional Class A Shares, including as a result of equity awards granted to him by the Issuer, and dispose of Class A Shares or settle such awards from time to time at his discretion. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Mr. Murdoch serves as Chair of the Board. Accordingly, Mr. Murdoch may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Cruden 2 is the beneficial owner of 62,584,577 Class B Shares, constituting approximately 33.2% of the total number of outstanding Class B Shares. All of the 62,584,577 Class B Shares beneficially owned by Cruden 2 are directly owned by LGC Holdco. Cruden 2 has the power to vote and to dispose or direct the vote and disposition of the Class B Shares owned by LGC Holdco.

LGC Holdco is the beneficial owner of 62,584,577 Class B Shares, constituting approximately 33.2% of the total number of outstanding Class B Shares. Cruden 2, as the sole manager, has the power to vote and to dispose or direct the vote and disposition of the Class B Shares owned by LGC Holdco.

Mr. Roberson is the beneficial owner of 62,584,577 Class B Shares, constituting approximately 33.2% of the total number of outstanding Class B Shares. The decisions of Cruden 2 with respect to the voting and disposition of Class B Shares held by LGC Holdco are, subject to certain limited exceptions, decided solely by a single managing director of Cruden 2, who is appointed, and may be replaced, by Mr. Murdoch. As of the date of this filing, Mr. Roberson is such managing director and, therefore, may be deemed to beneficially own the Class B Shares owned by LGC Holdco; however, Mr. Roberson disclaims beneficial ownership of such Class B shares.

Mr. Murdoch is the beneficial owner of 62,586,041 Class B Shares, constituting approximately 33.2% of the total number of outstanding Class B Shares. Of the 62,586,041 Class B Shares beneficially owned by Mr. Murdoch, 62,584,577 of such Class B Shares are owned by LGC Holdco. The decisions of Cruden 2 with respect to the voting and disposition of Class B Shares held by LGC Holdco are, subject to certain limited exceptions, decided solely by a single managing director of Cruden 2 who is appointed, and may be replaced, by Mr. Murdoch. As a result, Mr. Murdoch may be deemed to beneficially own the Class B Shares owned by LGC Holdco; however, Mr. Murdoch disclaims beneficial ownership of such shares.

The percentage of Class B Shares outstanding is calculated based on 188,528,838 Class B Shares outstanding as of August 1, 2025, as reported in the Prospectus Supplement filed by the Issuer on September 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate numbers of Class B Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition for each Reporting Person are set forth on rows 7 through 10 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, the Reporting Persons have not effected any transactions in Class B Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 8, 2025, LGC Holdco entered into a collateralized loan agreement with a financial institution (the "Lender"), pursuant to which LGC Holdco borrowed term loans in an aggregate principal amount of $1,000 million to fund the purchase by LGC Holdco of a portion of the Class A Shares and Class B Shares held by the Departing Member Trusts. Upon the occurrence of certain events that are customary for this type of loan agreement, the Lender may exercise its rights to require LGC Holdco to pre-pay the loans or pledge additional collateral and may also have the right to foreclose on, or otherwise dispose of, the Class B Shares held as collateral. As of the date of this filing, a total of 30,404,378 Class B Shares are held in one or more accounts at the Lender and subject to a standard pledge in favor of the Lender.

On September 8, 2025, the Issuer entered into a stockholders agreement (the "Stockholders Agreement") with the LGC Family Trusts and LGC Holdco. The Stockholders Agreement limits the LGC Family Trusts and LGC Holdco from owning, collectively, with K. Rupert Murdoch, Lachlan K. Murdoch, Grace Murdoch and Chloe Murdoch (collectively, the "Murdoch Individuals"), more than 44% of the outstanding voting power of the Class B Shares. In addition, the Stockholders Agreement provides (i) the Issuer with a right of first refusal with respect to any underwritten public offering of the Class B Shares held by the LGC Family Trusts or LGC Holdco to anyone other than the Murdoch Individuals and their affiliates, subject to certain exceptions set forth therein, and (ii) the LGC Family Trusts and LGC Holdco with certain customary registration rights.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement

2. Secured Margin Term Note, dated as of September 8, 2025, by and between LGC Holdco and JPMorgan Chase Bank, N.A.

3. Stockholders Agreement, dated as of September 8, 2025, by and between News Corporation, LGC Holdco, LLC and the LGC Family Trusts (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 10, 2025).

## Signatures
- Cruden 2, LLC: /s/ William P. Barr, President (09/12/2025)
- LGC Holdco, LLC: /s/ William P. Barr, President, Cruden 2, LLC, Sole Manager of LGC Holdco, LLC (09/12/2025)
- Michael Roberson: /s/ Michael Roberson, Michael Roberson (09/12/2025)
- Lachlan K. Murdoch: /s/ Lachlan K. Murdoch, Lachlan K. Murdoch (09/12/2025)